March 16, 2012

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:            Premier Beverage Group Corp. (f/k/a DAM Holdings Inc.)
Amendment No. 2 to Form 8-K
Filed February 16, 2011
File No. 000-50370

Dear Mr. Reynolds:

Reference is made to your comments in your correspondence with respect to the above-captioned matter dated February 22, 2012. Our responses are set forth herein immediately below your comments, which are underscored and numbered consistent with your letter.

Premier Beverage Group Corp. is referred to herein as the “Registrant” or the “Company.”

1.
We note from page 13 of your financial statements that the current portion of your notes payable as of September 30, 2011 was $78,323 including $52,500 which has a maturity date of May 2, 2012. Please revise this section to describe your notes payable with greater specificity or tell us why such disclosure would not be material to investors. Given that as of September 30, 2011, you had no cash and accounts receivable and inventory of $62,420, please revise to describe to us the source of funds which you intend to use to repay the outstanding balance of yours notes and, if applicable, address the risk that you may be unable to obtain such funds. Describe any subsequent events or transactions that have had or will have a material effect upon your liquidity, including the combination with the registrant. Also please clarify the maturity date of your demand note with Fury Distribution. See Item 303(a)(1) of Regulation S-K.

For all currently outstanding notes payable, we have provided all required information in our financial statements to accurately describe the notes payable. In our 8-K, we have provided substantial disclosure related to our liquidity and capital resources, which we deem sufficient disclosure relating to our capital plans, including the risk that we may be unable to obtain such funds. We have revised Note 3 on page 13 of the financial statements to reflect the payment in full of the demand note which occurred in October 2011.

Mr. John Reynolds
Division of Corporation Finance
File No. 000-50370
March 16, 2012

2.
We note your revised audit report does not address the financial statements as of and for the year December 31, 2009. Please advise your independent accountant to revise the scope and opinion paragraphs of its audit report to opine upon the financial statements for the period ended December 31, 2009 in addition to the annual period already included.

The independent accountants have revised their audit report accordingly, and such report is included in Amendment No. 3 to Form 8-K.

3.	Provide a signed report of the independent accountant.

A signed copy of the audit report is attached to this correspondence.

4.
Please explain to us how you determined the aggregate value of the 50.0 million shares issued by the registrant to OSO USA LLC. Please also explain to us the nature and amounts of the individual components of Adjustment #4.

The 50,000,000 shares issued were the negotiated purchase price for the reverse acquisition and therefore no specific value was assigned to these shares. In our pro forma balance sheet, we have reflected the issuance of the shares at their par value. We have eliminated the original Adjustment #4 based on further review by our team and replaced with a new Adjustment #4 reflecting our response to comment 5 below.

5.
To the extent there is a pro forma balance of accumulated deficit or retained earnings for OSO USA LLC, please tell us whether SAB Topic 4.B .is relevant and how you considered that guidance in the presentation of the pro forma balance sheet.

We have revised our pro forma balance sheet to reflect the effect of SAB Topic 4.B.

* * *

 This is to certify that we acknowledge:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. John Reynolds
Division of Corporation Finance
File No. 000-50370
March 16, 2012

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PREMIER BEVERAGE GROUP CORP.

BY: /s/ Fouad Kallamni
        Fouad Kallamni
        President

Attachment
   Signed report of independent accountant

Premier Beverage Group Corp | 501 Madison Avenue | Suite 501 | New York | NY | 10022

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

Report of Independent Registered Public Accounting Firm

The Members
OSO USA LLC and Affiliate

We have audited the accompanying combined balance sheet of OSO USA LLC and Affiliate as of December 31, 2010 and 2009, and the related combined statement of operations, changes in members' deficit and cash flows for the year ended December 31, 2010 and the period April 28, 2009 (date of inception) through December 31, 2009. The Company's management is responsible for these combined financial statements. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of OSO USA LLC and Affiliate as of December 31, 2010 and 2009, and the results of its operations and cash flows for the year ended December 31, 2010 and the period April 28, 2009 (date of inception) through December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Liebman Goldberg Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, New York

August 23, 2011

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